Epstein Becker & Green P.C.

250 Park Avenue

New York, New York 10177

SHARON L. FERKO
TEL: 212.351.3701
FAX: 212.661.0989
SFERKO@EBGLAW.COM

December 19, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20249
Mail Stop 4561

Re:	INX Inc. Registration Statement on Form S-3, Filed October 11, 2007, as amended November 26, 2007 (File No. 333-146632) (the “Registration Statement”)
Ladies and Gentlemen:

I am writing in relation to your letter dated December 12, 2007 (the “Staff Letter”) regarding the above-referenced Registration Statement of INX, Inc. (the “Company”).  In response to the comments set forth in the Staff Letter, we hereby advise you as follows:

Comment:

Exhibit 5.1 Opinion of Epstein Becker & Green P.C.

We note that the opinion states that the Underlying Warrants, when sold, will be validly issued, fully paid and nonassessable.  Please file a revised opinion that opines as to whether the warrants are binding obligations under the state contract law governing the warrant agreement.  In addition, for future reference, please note that any legal opinion provided in connection with takedowns of warrants under your shelf registration statement (File No. 333-146710) should also contain an opinion as to whether the warrants are binding obligations.

Response:

We have amended the form of Epstein Becker & Green opinion to address the Staff’s comment and have refiled the amended opinion as Exhibit 5.1.  We also note the Staff’s comment in the third sentence of the comment paragraph and confirm that the Company will take such advice into consideration in connection with future takedowns under its shelf registration statement.

We  hope this information is helpful to the Staff in its review of the Registration Statement and responsive to the comments contained in the Staff Letter.  We are available at your convenience to discuss any of the information contained herein and can be reached as follows:  Sharon Ferko (telephone:  (212) 351-3701) and Christopher Locke (telephone (212) 351-4605).

Sincerely,

Sharon L. Ferko

Attention:

Katherine Wray
Jay Ingram

cc:   James Long
Brian Fontana